UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 21 October 2025, London UK

GSK's Shingrix new prefilled syringe presentation receives positive CHMP opinion

●  Prefilled syringe offers a convenient ready-to-use administration option to healthcare professionals
●  Marketing authorisation in EU expected in December 2025
●  Shingles affects approximately 1.7 million people in Europe each year[1]

GSK plc (LSE/NYSE: GSK) today announced that the European Medicine Agency's (EMA) Committee for Medicinal Products for Human Use (CHMP) has issued a positive opinion to support the approval of Shingrix (GSK's Recombinant Zoster Vaccine or RZV) in a prefilled syringe. Currently, the vaccine presentation consists of two vials, a lyophilised powder antigen and a liquid adjuvant, which are combined prior to administration. After approval by the European Commission, expected in December 2025, the new prefilled syringe will remove the need to reconstitute separate vials, simplifying the vaccine administration process for healthcare professionals.

Tony Wood, Chief Scientific Officer, GSK, said: "At GSK, we are dedicated to driving innovation to continually enhance our world-class vaccines. The CHMP positive opinion on our new presentation of Shingrix reflects our commitment to supporting the healthcare community, making it easier for healthcare professionals to provide protection against shingles, a painful disease affecting well over a million people in Europe each year."

GSK's shingles vaccine has been approved in the European Union for the prevention of herpes zoster (HZ) and post-herpetic neuralgia (PHN) in adults aged 50 years or older since 2018; and in adults 18 years or older at increased risk of HZ, since 2020. GSK's RZV is specifically designed to enhance the varicella-zoster virus (VZV)-specific immune response of a declining or compromised immune system. [2],[3] This positive CHMP opinion is based on data confirming technical comparability between the prefilled syringe and the existing vaccine presentation.[4]

About shingles
Shingles is caused by the reactivation of the varicella-zoster virus (VZV), the same virus that causes chickenpox.[5] Globally, up to 1 in 3 adults will develop shingles in their lifetime.5,[6],[7],[8] Over 90% of adults have the varicella-zoster virus (VZV) dormant in their nervous system, waiting to reactivate.6,[9],[10],[11] In addition to advancing age, chronic conditions like cardiovascular disease, chronic kidney disease, chronic obstructive pulmonary disease, asthma, and diabetes are all linked to higher risk of shingles.5,[12]

Shingles typically presents as a rash, with painful blisters across the chest, abdomen or face.9 Following the rash, up to 30% of people experience PHN,[13] a long-lasting nerve pain that can last weeks or months and can occasionally persist for several years.5 Shingles is also associated with significant healthcare and human cost, with one in three patients with shingles taking an average of 12.5 days of sick leave and patients with PHN taking sick leave for an average of two months.[14]

About Shingrix (Recombinant Zoster Vaccine or RZV)
Shingrix combines an antigen, glycoprotein E, with an adjuvant system, AS01B, and may help overcome the natural age-related decline in responses to immunisation that contributes to the challenge of protecting adults aged 50 and over from shingles.2,3 RZV is not indicated to prevent primary varicella infection (chickenpox). The use of RZV should be in accordance with official recommendations and local product label.

Please refer to the Product Information (PI) for important dosage, administration, and safety information in Europe available at this link: https://www.ema.europa.eu/en/medicines/human/EPAR/shingrix

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q2 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References

[1] Pinchinat et al. Similar herpes zoster incidence across Europe: results from a systematic literature review. BMC Infect Dis. 2013;13:170.
[2] Cunningham, AL, et al. Efficacy of the Herpes Zoster Subunit Vaccine in Adults 70 Years of Age or Older. New England Journal of Medicine. 2016;375(11):1019-32.
[3] The GSK proprietary AS01 adjuvant system contains QS-21 Stimulon® adjuvant licensed from Antigenics LLC, a wholly owned subsidiary of Agenus Inc. (NASDAQ: AGEN), MPL and liposomes.
[4] GSK. Data on file 2025.
[5] Harpaz R, et al. Advisory Committee on Immunization Practices (ACIP), Centers for Disease Control and Prevention (CDC). Prevention of herpes zoster: recommendations of the Advisory Committee on Immunization Practices (ACIP). MMWR Recomm Rep. 2008;57(RR-5):1-30.
[6] Australian Institute of Health and Welfare. Shingles in Australia. Available at: https://www.aihw.gov.au/getmedia/759199ff-f5c8-421d-a572-aaa984a02b49/aihw-phe-236_shingles.pdf.aspx. Last Accessed: October 2025.
[7] Lee C, et al. Lifetime risk of herpes zoster in the population of Beijing, China. Public Health Pract (Oxf). 2023;5:100356.
[8] Curran D, et al. Meta-Regression of Herpes Zoster Incidence Worldwide. Infect Dis Ther. 2022;11(1):389-403.
[9] Mueller, N.H., et al. Varicella zoster virus infection: clinical features, molecular pathogenesis of disease, and latency. Neurologic clinics. 2008;26(3):675-97.
[10] Johnson, R.W., et al. Herpes zoster epidemiology, management, and disease and economic burden in Europe: a multidisciplinary perspective. Therapeutic advances in vaccines. 2015;3(4):109-20.
[11] Bricout, H., et al. Herpes zoster-associated mortality in Europe: a systematic review. BMC public health. 2015;15:466.
[12] Steinmann et al. Risk factors for herpes zoster infections: a systematic review and meta-analysis unveiling common trends and heterogeneity patterns. Infection. 2024;52(3):1009-1026. doi: 10.1007/s15010-023-02156-y. REF-224255
[13] Kawai, K., et al. Systematic review of incidence and complications of herpes zoster: towards a global perspective. BMJ open. 2014;4(6).
[14] Ultsch B, Koster I, Reinhold T, et al. Epidemiology and cost of herpes zoster and postherpetic neuralgia in Germany. Eur J Health Econ. 2013;14(6):1015-26.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 21, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc